(d)(3)(vii)

August 1, 2014

Voya Series Fund, Inc.
7337 East Doubletree Ranch Road

Suite 100
Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By our execution of this letter agreement, intending to be legally bound hereby, Voya Investments LLC (“VIL”), formerly ING Investments, LLC, the adviser to Voya Corporate Leaders 100 (the “Fund”), formerly ING Corporate Leaders 100 Fund, agrees that VIL shall, from August 1, 2014 through October 1, 2015, for the Class A, Class I, and Class W shares of the Fund, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Class A, Class I, and Class W shares of the Fund shall be as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
Name of Fund	A	I	W
Voya Corporate Leaders 100 Fund	0.81%	0.49%	0.56%

We are willing to be bound by this letter agreement to lower our fees for the period from August 1, 2014 through October 1, 2015.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply, subject to possible recoupment by VIL within three years.  This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Series Fund, Inc.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President